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                          December 9, 2022

       Stephen Whatley
       Chairman and Chief Executive Officer
       Southern States Bancshares, Inc.
       615 Quintard Ave.
       Anniston, AL 36201

                                                        Re: Southern States
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 5,
2022
                                                            File No. 333-268673

       Dear Stephen Whatley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-957-9365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Michael Waters, Esq.